UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Pioneer Merger Corp.
(Name of Issuer)
Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)
G7S24C 103
(CUSIP Number)
660 Madison Avenue New York, New York, 10065 212-803-9080
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 15, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7S24C 103	SCHEDULE 13D/A	Page 2 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Pioneer Merger Sponsor, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,942,500(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 9,942,500(1)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,942,500(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%
14	TYPE OF REPORTING PERSON OO

(1) Represents 9,942,500 Class A Ordinary Shares issuable upon conversion of 9,942,500 Class B Ordinary Shares.

CUSIP No. G7S24C 103	SCHEDULE 13D/A	Page 3 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Rick Gerson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 14,392,500(1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 14,392,500(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,392,500(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.7%
14	TYPE OF REPORTING PERSON IN

(1) Includes 9,942,500 Class A Ordinary Shares issuable upon conversion of 9,942,500 Class B Ordinary Shares.

CUSIP No. G7S24C 103	SCHEDULE 13D/A	Page 4 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alpha Wave Global, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,450,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,450,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,450,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. G7S24C 103	SCHEDULE 13D/A	Page 5 of 11

Item 1. Security and Issuer.

This Amendment No. 2 (this “Amendment”) to Schedule 13D amends the Schedule 13D filed on February 17, 2021 (the “Original Schedule 13D” and, as amended by Amendment No. 1 filed on June 2, 2021, the “Amended Schedule 13D” and, collectively, this “Schedule 13D”) and relates to the Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”) of Pioneer Merger Corp., a Cayman Islands corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 660 Madison Avenue, 19th Floor, New York, NY 10065.

Item 2. Identity and Background.

Item 2(a), (c), (f) of the Amended Schedule 13D is hereby amended and restated:

This Statement is being filed by each of the following persons (collectively, the “Reporting Persons”):

i.	Pioneer Merger Sponsor LLC, a Cayman Islands limited liability company (“Sponsor”)
ii.	Rick Gerson, a citizen of the United States of America (“Mr. Gerson,” together with Sponsor, the “Sponsor Reporting Persons”); and
iii.	Alpha Wave Global, LP, a Delaware limited partnership (“Alpha Wave”).

This Statement relates to Class A Ordinary Shares underlying units purchased in the Issuer’s initial public offering (the “IPO”) and Class A Ordinary Shares issuable upon conversion of Class B ordinary shares, par value $0.0001 per share (the “Class B Ordinary Shares”) of the Issuer (collectively, the “Shares”).

Mr. Gerson is the manager of Sponsor. Mr. Gerson may be deemed to have voting and dispositive power with respect to the Class A Ordinary Shares issuable upon conversion of the Class B Ordinary Shares owned by Sponsor. Alpha Wave is the investment manager of Alpha Wave Ventures, LP, a Cayman Islands limited partnership (“AWV”) , and in such capacity, may be deemed to have voting and dispositive power with respect to the Class A Ordinary Shares held by AWV. Alpha Wave (Cayman) GP, Ltd., a Cayman Islands exempted company (“Alpha Wave GP”) is the general partner of Alpha Wave. Mr. Gerson is the Chairman and Chief Investment Officer of Alpha Wave and the controlling shareholder of Alpha Wave GP, and in such capacities, may be deemed to have voting and dispositive power with respect to the Class A Ordinary Shares held by AWV.

Alpha Wave acts as investment manager to certain funds and accounts, including AWV. Mr. Gerson is Chairman and Chief Investment Officer of Alpha Wave.

(b) The address of the principal business office of the Reporting Persons and Alpha Wave GP is 660 Madison Avenue, 19th Floor, New York, NY 10065.

(d) (e) During the last five years, none of the Reporting Persons nor Alpha Wave GP (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Amended Schedule 13D is hereby amended and restated:

The Sponsor acquired the Founder Shares (as defined below), and the Private Placement Warrants (as defined below), in exchange for a capital contribution of $25,000 and $10,050,000, respectively. The funds for acquisitions by Sponsor reported in this Item 3 were derived from funds provided by affiliates of the Sponsor and co-investors in the Sponsor.

CUSIP No. G7S24C 103	SCHEDULE 13D/A	Page 6 of 11

Alpha Wave, on behalf of AWV, invested $44,500,000 to acquire the Units (as defined and described in Item 4 below). The funds for acquisitions of Units by AWV reported in this Item 3 were derived from the working capital of AWV for general investment purposes.

Item 4. Purpose of Transaction.

Item 4 of the Amended Schedule 13D is hereby amended and restated:

Founder Shares and Private Placement Warrants acquired by Sponsor Reporting Persons

In connection with the organization of the Issuer, the Sponsor purchased 10,062,500 Class B Ordinary Shares (the “Founder Shares”) for the amount of $25,000, pursuant to a Securities Subscription Agreement, dated October 23, 2020 between the Sponsor and the Issuer (the “Securities Subscription Agreement”), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. As described in the Issuer’s registration statement on Form S-1 (File No. 333-251556) under the heading “Description of Securities—Founder Shares,” the shares of Class B Ordinary Shares will automatically convert into Class A Ordinary Shares at the time of the Issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment for share splits, share dividends, reorganizations, recapitalizations and the like, and certain anti-dilution rights and have no expiration date.

On January 12, 2021, simultaneously with the closing of the Issuer’s IPO, pursuant to the Private Placement Warrants Purchase Agreement, the Sponsor acquired 6,700,000 warrants at a purchase price of $1.50 per warrant (the “Private Placement Warrants”).

The Private Placement Warrants are identical to the warrants included in the Units sold in the Issuer’s IPO, except that the Sponsor has agreed not to transfer, assign or sell any of the Private Placement Warrants (except to certain permitted transferees) until 30 days after the completion of the Issuer’s initial business combination. The summary of such Private Placement Warrants Purchase Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

The Sponsor may make further acquisitions of Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Shares held at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such Shares are subject to certain lock-up restrictions as further described in Item 6 below.

Mr. Gerson is co-President of the Issuer.

Except for the foregoing and as otherwise disclosed in this Schedule 13D, the Sponsor Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a newly organized blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Under various agreements between the Issuer and the Sponsor as further described in Item 6 below, the Reporting Persons have agreed to (i) waive their redemption rights with respect to their founder shares, (ii) waive their redemption rights with respect to their founder shares and public shares in connection with a shareholder vote to approve an amendment to the Issuer’s amended and restated certificate of incorporation (A) to modify the substance or timing of the Issuer’s obligation to allow redemption in connection with the Issuer’s initial business combination or amendments to our charter prior thereto or to redeem 100% of the Issuer’s public shares if the Issuer does not complete its initial business combination within 24 months from the closing of the IPO or (B) with respect to any other provision relating to shareholder’ rights or pre-initial business combination activity and (iii) waive their rights to liquidating distributions from the trust account with respect to their founder shares if the Issuer fails to complete its initial business combination within 24 months from the closing of the IPO, although the Sponsor, the directors, officers and advisors of the Issuer will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if the Issuer fails to complete their initial business combination within the prescribed time frame. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change its purpose or formulate plans or proposals with respect to the Issuer.

CUSIP No. G7S24C 103	SCHEDULE 13D/A	Page 7 of 11

Units acquired by AWV

On January 12, 2021, in connection with the Issuer’s initial public offering, Alpha Wave acquired, on behalf of AWV, 4,450,000 units (the “Units”) of the Issuer at $10.00 per Unit. Each Unit consists of one Class A Ordinary Share and one-third of one warrant (the “Public Warrants”), each whole warrant entitling the holder to purchase one Class A Ordinary Share at $11.50 per share (as described more fully in the Issuer’s Final Prospectus dated January 7, 2021). The Public Warrants included in the Units will become exercisable on the later of 30 days after the completion of the Issuer’s initial business combination or 12 months from the closing of the Issuer’s initial public offering. The Public Warrants included in the Units will expire five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

The securities held by AWV were acquired for investment purposes and Alpha Wave intends to review the investment in the Issuer on a continuing basis. The acquisition of securities by AWV is unrelated to the acquisition of securities by the Sponsor Reporting Persons. Any actions Alpha Wave make may be made at any time and from time to time without prior notice and will be dependent upon Alpha Wave’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. Alpha Wave may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities reported herein as beneficially owned by it, in the open market or in privately negotiated transactions.

Termination Agreement

As previously disclosed by the Reporting Persons in the Amended Schedule 13D and by the Issuer on a Current Report on Form 8-K filed on May 27, 2021, the Issuer entered into a business combination agreement on May 26, 2021 (as amended, supplemented or otherwise modified form time to time, the “Business Combination Agreement”), by and among the Issuer, Pioneer SPAC Merger Sub Inc. (“Pioneer Merger Sub”) and Acorns Grow Incorporated, a Delaware corporation (“Acorns”). As disclosed by the Issuer on a Current Report on Form 8-K filed on January 18, 2022 (the “Current Report”), on January 15, 2022, pursuant to that certain joinder agreement, dated as of January 15, 2022 (the “Joinder Agreement”), the Issuer and Pioneer Merger Sub became party to that certain termination fee agreement, dated as of January 3, 2022 (the “Termination Fee Agreement”), by and between Sponsor and Acorns relating to the Business Combination Agreement. Pursuant to the Termination Fee Agreement, the Business Combination Agreement is of no further force and effect. As such the Business Combination Agreement and all Ancillary Documents (as defined therein) are terminated in accordance with their terms and the terms of the Termination Fee Agreement, and all contemplated transactions including but not limited to the acquisition by AWV and certain other investors of additional Shares of the Issuer through the PIPE Financing as contemplated therein and disclosed in Item 4 of the Amended Schedule 13D filed by the Issuer on June 2, 2021 will no longer occur as contemplated.

CUSIP No. G7S24C 103	SCHEDULE 13D/A	Page 8 of 11

The foregoing description of the Termination Fee Agreement and the Joinder Agreement is subject to and qualified in its entirety by reference to the full text of such agreements, copies of which are included as exhibits 10.1 and 10.2, respectively, to the Current Report and the terms of which are incorporated herein by reference.

Other than as described above, Alpha Wave does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, Alpha Wave may change its purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer.

(a), (b)

The aggregate number and percentage of Class A Ordinary Shares beneficially owned by the Reporting Persons has been calculated on the basis of a total of 40,250,000 Class A Ordinary Shares outstanding and 10,062,500 Class B Ordinary Shares outstanding, as per the information reported in the Issuer’s Periodic Report on Form 10-Q/A filed on December 20, 2021, and assumes conversion of the Class B Ordinary Shares held by Sponsor, as applicable, and is set forth in boxes 11 and 13 of the second part of the cover pages to this Amendment for each of the Reporting Persons, and such information is incorporated herein by reference. Shares reported as beneficially owned herein include Shares issuable upon conversion of the Class B Ordinary Shares.

The numbers of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover pages to this Amendment for each of the Reporting Persons, and such information is incorporated herein by reference.

(c)  Except as set forth in Item 4 and Item 6 of this Amendment, none of the Reporting Persons beneficially owns, or has acquired or disposed of, any Shares during the last 60 days.

(d)  No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares held by the Reporting Persons other than the Reporting Persons and AWV.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Amended Schedule 13D is hereby amended and restated:

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated by reference into Item 6 of this Schedule 13D.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

The Sponsor has entered into several contracts, described below, in relation to the Ordinary Shares held by the Sponsor Reporting Persons.

CUSIP No. G7S24C 103	SCHEDULE 13D/A	Page 9 of 11

Securities Subscription Agreement between the Issuer and Sponsor

In connection with the organization of the Issuer, 10,062,500 shares of Class B Ordinary Shares were purchased by the Sponsor for the amount of $25,000, pursuant to the Securities Subscription Agreement.

The description of the Securities Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Registration and Shareholder Rights Agreement

On January 12, 2021, in connection with the Issuer’s initial public offering, the Issuer and the Sponsor entered into a registration and shareholder rights agreement, pursuant to which the Holders (as defined therein) are entitled to request that the Issuer register certain of its securities held by them for sale under the Securities Act and to have the securities covered thereby registered for resale pursuant to Rule 415 under the Securities Act. In addition, the holders have the right to include their securities in other registration statements filed by the Issuer. In addition, upon consummation of the Issuer’s initial business combination, the Sponsor has the right to nominate three individuals for election to the Issuer’s board of directors.

The summary of such registration and shareholders rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Insider Letter

On January 12, 2021, the Issuer entered into a letter agreement (the “Letter Agreement”) with the Sponsor and the Issuer’s directors and officers. Pursuant to the Letter Agreement, the Sponsor has agreed that if the Issuer seeks shareholder approval of a proposed business combination it will vote all shares held by it in favor of such proposed business combination. The Issuer has agreed it would not enter into a definitive agreement regarding a proposed business combination without the prior consent of the Sponsor.

Pursuant to the Letter Agreement, the Sponsor has agreed not to transfer any Founder Shares (or Ordinary Shares issuable upon conversion thereof) until one year after the completion of the Issuer’s initial business combination or earlier if, subsequent to such business combination, (x) if the last sale price of the Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Issuer’s initial business combination or (y) the Issuer consummates a subsequent liquidation, merger, share exchange or other similar transaction that results in all of the Issuer’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property. Notwithstanding the foregoing, the Letter Agreement provides exceptions pursuant to which the Sponsor can transfer such shares to certain permitted transferees as further described in the Letter Agreement. Under the Letter Agreement, neither the Private Placement Warrants nor the shares underlying such warrants may be transferred (except to certain permitted transferees) until 30 days after the consummation of the initial business combination.

Under the Letter Agreement, the Sponsor also agreed it will not propose any amendment to the Issuer’s Amended and Restated Certificate of Incorporation that would affect the substance or timing of the Issuer’s obligation to redeem the Ordinary Shares underlying the units sold in the Issuer’s IPO if the Issuer does not complete a business combination within 24 months from the closing of its initial public offering unless the Issuer provides its public shareholders with the opportunity to redeem their shares upon approval of any such amendment.

Under the Letter Agreement, the Sponsor agreed to waive, with respect to any shares of the Ordinary Shares held by it, any redemption rights it may have in connection with the consummation of a business transaction, including, without limitation, any such rights available in the context of a shareholder vote to approve such business transaction or in the context of a tender offer made by the Issuer to purchase shares of the Ordinary Shares.

CUSIP No. G7S24C 103	SCHEDULE 13D/A	Page 10 of 11

The Sponsor also agreed that in the event of the liquidation of the Trust Account of the Issuer (as defined in the Letter Agreement), it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject as a result of any claim by any third party for services rendered or products sold to the Issuer, or by any prospective target business with which the Issuer has entered into a letter of intent, confidentiality or other similar agreement for a business combination, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes; provided that such indemnity shall not apply if such third party or prospective target business executes an agreement waiving any claims against the Trust Account.

The description of the Letter Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as an exhibit hereto.

AWV Reporting Persons

There are presently no contractual arrangements between Alpha Wave and the Issuer. If the Issuer seeks shareholder approval of a proposed business combination, Alpha Wave intends to vote all Ordinary Shares held by AWV in favor of such proposed business combination. There can be no assurance, however, that Alpha Wave will actually vote all Ordinary Shares held by AWV in favor of a proposed business combination if such a vote is called.

.Item 7. Material to Be Filed as Exhibits.

Exhibit Number	Description of Exhibits
1	Joint Filing Agreement, dated as of February 17, 2021 (incorporated by reference as Exhibit 1 to the Schedule 13D filed by the Reporting Persons with the SEC on February 17, 2021).
2	Termination Fee Agreement, dated January 3, 2022, between the Sponsor and Acorns (incorporated by reference as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 18, 2022).
3	Joinder Agreement to Termination Fee Agreement, dated January 15, 2022, between the Sponsor, Acorns, the Issuer and Pioneer Merger Sub (incorporated by reference as Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 18, 2022).

CUSIP No. G7S24C 103	SCHEDULE 13D/A	Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2022

PIONEER MERGER SPONSOR LLC

By:	/s/ Scott Carpenter
Name:	Scott Carpenter
Title:	Authorized Signatory

ALPHA WAVE GLOBAL, LP

/s/ Rick Gerson
Name:	Rick Gerson
Title:	Chairman and CIO

/s/ Rick Gerson
Rick Gerson